_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 23 November 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

23 November 2004

To:	Australian Stock Exchange	cc:	Swiss Stock Exchange
	London Stock Exchange		Johannesburg Stock Exchange
Deutsche Bank
New York Stock Exchange

Off-Market Share Buy-Back - Final Notice

Please find attached, for the information of your markets, a notice in the form (Appendix 3F) required by the Listing Rules of the Australian Stock Exchange advising the final number of shares bought back and the total consideration payable in respect of the off-market share buy-back announced on 5 October 2004.

Yours faithfully

Sam Butcher
Assistant Company Secretary

Rule 3.8A

Appendix 3F

Final share buy-back notice

(except minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
BHP Billiton Limited	49 004 028 077

We (the entity) give ASX the following information.

Description of buy-back
1	Type of buy-back	Selective buy-back on equal access buy-back conditions as modified

Details of all shares bought back
2	Number of shares bought back	180,716,428

3	Total consideration paid or payable for the shares	A$2,271,605,499.96

4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: date: N/A lowest price: date: N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................................ Date: ...23 November 2004...

(~~Director~~/Company secretary)

Print name: ....Sam Butcher....
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 23 November 2004